UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Patriot National, Inc.

File No. 333-200972 - CF#31870
_____

Patriot National, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 16, 2014.

Based on representations by Patriot National, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through November 21, 2024
Exhibit 10.2	through April 25, 2018
Exhibit 10.3	through April 25, 2018
Exhibit 10.4	through August 6, 2022
Exhibit 10.5	through January 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary